Exhibit 99.4



                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23       A Publicly Held Company         NIRE. 35300010230


                    MEETING OF THE ADMINISTRATIVE COUNCIL OF
                                FEBRUARY 16 2004


                     On February 16, 2004, at 4:00 p.m. the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A., met at the company's head office, with the legal quorum present and under the chairmanship of Dr. Olavo Egydio Setubal, unanimously deciding:

a) to fill a vacancy on the Administrative Council until the expiry of the current term of office, pursuant to item 5.3 of the Articles of Association, in order to reestablish the number of positions stipulated by the Ordinary and Extraordinary General Shareholders Meeting of April 30 2003, electing as Council Member the shareholder TEREZA CRISTINA GROSSI TOGNI, Brazilian, married, graduate in business administration and accounting, bearer of Brazilian identity card RG-SSP/MG number M-525.840, enrolled in the taxpayers' register (CPF) under number 163.170.686-15, domiciled at Rua Santa Catarina n(0)1630, 2(0)andar, sala 205, Belo Horizonte (MG), who has presented documentary proof of compliance with the prior conditions for eligibility pursuant to Articles 146 and 147 of Law 6.404/76, Resolution 3.041/02 of the National Monetary Council and Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission
     (CVM);

b) To appoint also the Council Member TEREZA CRISTINA GROSSI TOGNI to the Itau Holding Internal Controls Committee, in substitution of the Council Member HENRI PENCHAS, to the expiry date of the existing term of office.

                     Concluding the meeting, the Chairman reminded fellow members that the inauguration of the new Councilor will take place following the ratification of her election by the Central Bank of Brazil.

                     With no further matters on the agenda, the Chairman requested the drafting of these minutes, which having been read and approved, were signed by all, the meeting then being declared closed. Sao Paulo-SP, February 16 2004. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho e Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Jose Vilarasau Salat, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Council Members.



                                                ALFREDO EGYDIO SETUBAL
                                              Investor Relations Director